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                              November 17, 2020

       Yung Kong Chin
       Principal Executive Officer
       QMIS TBS Capital Group Corp.
       37-12 Prince St., Suite 9C
       Flushing, NY 11354

                                                        Re: QMIS TBS Capital
Group Corp.
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form S-1
                                                            Filed November 5,
2020
                                                            File No. 333-238872

       Dear Dr. Chin:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2020 letter.

       Amendment No. 1 Filed November 5, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Richfield Orion International, Inc., page 23

   1. Please refer to comments 10 and 11. We note that Rules 8-04 and 8-05 of Regulation S-X require information for
probable acquisitions. An assessment of probability requires consideration of all
available facts. It appears this information may be relevant and material if your
registration statement is declared effective prior to the completion of the acquisition. Therefore,
please consider the need to provide financial information related to the acquisition of
Richfield Orion and revise your registration statement as appropriate.
                                                        Refer to FRC
506.02(c)(ii) for guidance.
 Yung Kong Chin
QMIS TBS Capital Group Corp.
November 17, 2020
Page 2

       You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                         Sincerely,
FirstName LastNameYung Kong Chin
                                                         Division of
Corporation Finance
Comapany NameQMIS TBS Capital Group Corp.
                                                         Office of Finance
November 17, 2020 Page 2
cc:       Park Lloyd
FirstName LastName